SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. n.º 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON DECEMBER 9, 2009

Date, Time and Place: December 9, 2009, at 04:00 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 07 – at the Meeting Room of the Board of Directors, Jardim Aeroporto, São Paulo (“Company”). Attendance: All the members of the Board of Directors of the Company. Calling: Waived, due to the attendance of all the members of the Board of Directors. Presiding board: The meeting was chaired by Mr. Henrique Constantino, who invited me, Claudia Karpat, to act as secretary. Agenda: To pass resolutions regarding the following matters: (i) cancellation of part of the treasury stock; (ii) ratification of the execution of agreements, granting of guarantees and relevant documents related to the aircraft lease agreements executed between VRG Linhas Aéreas S.A. and POP V LLC (“New Lease Agreements”); and (iii) ratification of the granting of guarantee in the lease agreement entered into between VRG Linhas Aéreas S.A. and Wells Fargo Bank Northwest National Association, on the benefit of GY Aviation Lease 0901 Co, Limited (“Lease Agreement”). Resolutions: After the necessary explanations were provided, the following matters were approved by unanimous vote: (i) in conformity with the terms of art. 16, “n”, of the Company’s Bylaws, the cancellation of part of the treasury stock, representing 1,119,775 preferred shares issued by the Company, which were acquired under the Stock Repurchase Program approved by the Board of Directors on January 28, 2008, pursuant to the terms of CVM Instruction no. 10/80, as amended, without reduction in the capital stock. As a result of the cancellation, the subscribed and paid-up Capital Stock of two billion, one hundred and ninety-four million, five hundred and fifty-nine thousand, three hundred and thirty-eight reais and fifty-one cents (R$ 2,194,559,338.51) will hereinafter be represented by 133,199,658 common shares and 132,079,880 preferred shares, it being certain that at the time of the next General Shareholders´ Meeting of the Company, on a date to be defined, the shareholders will pass a resolution concerning the amendment to art. 5, head paragraph, and restatement of the Company’s Bylaws; (ii) ratification of the approval for execution of agreements, granting of guarantees and other documents related to the New Lease Agreements in connection with Boeing B737-800 aircraft MSN 37596 and 36150, with the Board of Executive Officers being further authorized to execute any documents in connection with this resolution; and (iii) ratification of the granting of guarantee by the Company in relation to the Lease Agreement for Boeing 737-800 aircraft MSN 34276. Adjournment of the Meeting and Drawing-up of the Minutes: The floor was offered to anyone who might wish to use it and, since nobody did so, the meeting was adjourned for the necessary time for these minutes to be drawn-up. Upon reopening of the meeting, these minutes were read, checked and signed by the attendees. I hereby certify that this is a faithful copy of the minutes which were drawn-up in the proper book.

São Paulo, December 9, 2009.

________________________________________	________________________________________
Henrique Constantino	Claudia Karpat
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:December 09, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.